UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)

Overseas Shipholding Group, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

69036R863

(CUSIP Number)

●

c/o Saltchuk Resources, Inc.

450 Alaskan Way South, Suite 708

Seattle, Washington 98104

(206) 652-1111

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 19, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Saltchuk Resources, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, BK, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power 15,203,554
	8	Shared Voting Power 0
	9	Sole Dispositive Power 15,203,554
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Reporting Person 15,203,554
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.1%[1]
14	Type of Reporting Person CO

1 Calculated based on 72,030,977 shares of Class A common stock, $0.01 par value per share (the “Common Stock”), of Overseas Shipholding Group, Inc. (the “Issuer”), outstanding as of May 6, 2024, excluding penny warrants exercisable for 507,797 shares of Common Stock, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 10, 2024.

1	Name of Reporting Person Saltchuk Holdings, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, BK, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power 15,203,554
	8	Shared Voting Power 0
	9	Sole Dispositive Power 15,203,554
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Reporting Person 15,203,554
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.1%[2]
14	Type of Reporting Person HC

2 Calculated based on 72,030,977 shares of Common Stock of the Issuer, outstanding as of May 6, 2024, excluding penny warrants exercisable for 507,797 shares of Common Stock, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 10, 2024.

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein. Amendment No. 6 is being jointly filed by Saltchuk Resources, Inc. (“Saltchuk Resources”) and Saltchuk Holdings, Inc., its sole shareholder (together with Saltchuk Resources, the “Reporting Persons”) and amends and supplements the statement on Schedule 13D jointly filed by the Reporting Persons with the Securities Exchange Commission (the “Commission”) on March 12, 2020 (as it may be amended from time to time, the “Schedule 13D”). Initially capitalized terms used in this Amendment No. 6 that are not otherwise defined herein shall have the same meanings attributed to them in the Schedule 13D. Except as expressly provided herein, all Items of the Schedule 13D remain unchanged.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended and supplemented by the following:

On May 19, 2024, Overseas Shipholding Group, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Saltchuk Resources, Inc. (“Saltchuk”) and Seahawk MergeCo., Inc., a wholly owned subsidiary of Saltchuk (“Merger Sub”). Saltchuk is the beneficial owner of 15,203,554, or approximately 21.1%, of the Company’s outstanding shares of Class A common stock, par value $0.01 per share (the “Shares”). The Merger Agreement and the transactions contemplated thereby were unanimously approved by the board of directors of the Company.

The Merger Agreement provides for, among other things, (i) the acquisition by Saltchuk of all of the outstanding Shares not beneficially owned by it by means of a cash tender offer (the “Offer”) by Merger Sub for each outstanding Share for $8.50 per share (the “Offer Price”), without interest, and, (ii) after all Shares tendered into the Offer have been accepted for payment by or on behalf of Merger Sub, the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Saltchuk (the “Surviving Corporation”), pursuant to Section 251(h) of the Delaware General Corporation Law (the “DGCL”). In connection with the Merger, each Share remaining outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than those Shares held by the Company in treasury or by Saltchuk, Merger Sub or any other wholly owned subsidiary of Saltchuk (including those Shares tendered into the Offer and accepted for payment), or the Shares held by a holder who (i) is entitled to appraisal rights under Section 262 of the DGCL, (ii) has properly demanded appraisal rights with respect thereto in accordance with Section 262 of the DGCL, (iii) has complied in all respects with Section 262 of the DGCL and (iv) has not validly revoked such demand) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest.

Under the terms of the Merger Agreement, Merger Sub is required to commence the Offer no later than 15 business days after the date of the Merger Agreement. The Offer will expire at one minute after 11:59 p.m., Eastern time, on the 20th business day following the commencement of the Offer, unless extended in accordance with the terms of the Offer and the Merger Agreement and the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). Consummation of the Offer will be subject to the satisfaction of certain conditions, including, but not limited to, (i) the number of Shares validly tendered, “received” and not validly withdrawn prior to the expiration of the Offer, together with the Shares owned by Saltchuk, Merger Sub and any of their respective affiliates as of expiration of the Offer, equals at least one Share more than a majority of all issued and outstanding Shares as of the expiration of the Offer, (ii) the accuracy of the representations and warranties of the Company set forth in the Merger Agreement (subject to certain exceptions and qualifications described in the Merger Agreement and except, generally, for inaccuracies that do not constitute a Company Material Adverse Effect (as defined in the Merger Agreement)), (iii) the Company’s performance in all material respects of its obligations under the Merger Agreement, (iv) the absence of any law or order prohibiting or making illegal the acquisition of or payment for the Shares pursuant to the Offer or consummation of the Merger, (v) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (vi) the other conditions set forth in Annex I to the Merger Agreement. The obligations of Saltchuk and Merger Sub to consummate the Offer and the Merger under the Merger Agreement are not subject to a financing condition.

Consummation of the Merger is subject to the following conditions: (i) Merger Sub (or Saltchuk on Merger Sub’s behalf) shall have irrevocably accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer and consummated the Offer and (ii) the absence of any law or order prohibiting or making illegal the consummation of the Merger. The Merger will be effected on the first business day on which these conditions shall have been satisfied.

The Company has made customary representations and warranties in the Merger Agreement and has agreed to customary covenants regarding the operation of the business of the Company and its subsidiaries prior to the Offer Acceptance Time.

The Merger Agreement also includes covenants prohibiting the Company from soliciting alternative acquisition proposals, and subject to certain exceptions, engaging in discussions or negotiations with respect to such proposals.

The Merger Agreement contains certain termination rights for each of the Company and Saltchuk. Upon termination of the Merger Agreement in accordance with its terms, under certain specified circumstances, the Company will be required to pay Saltchuk a termination fee in an amount equal to $19.6 million, including if the Merger Agreement is terminated by the Company to enter into an acquisition agreement providing for a Superior Proposal (as defined in the Merger Agreement) or by Saltchuk due to the board of directors of the Company changing its recommendation to the Company’s stockholders to accept the Offer and tender their Shares to Merger Sub pursuant to the Offer. This termination fee will also be payable if (i) the Merger Agreement is terminated under certain circumstances, and at or prior to such termination, an acquisition proposal has been publicly proposed, announced or made or, in the case of termination of the Merger Agreement by Saltchuk upon a breach of the Merger Agreement by the Company, otherwise provided to the Company’s management, the Company’s board of directors or a committee thereof, and such proposal has not been withdrawn, prior to the Offer Acceptance Time, and (ii) within 12 months of such termination, the Company consummates such proposal or the Company’s board of directors approves, or the Company enters into, a definitive agreement with respect to an acquisition proposal that is subsequently consummated.

If the Merger is effected, the Class A Common Stock will be delisted from the New York Stock Exchange and the Company’s obligations to file periodic reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will terminate and the Company will be privately held.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company, Saltchuk, Merger Sub or their respective affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk among the parties to the Merger Agreement rather than establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be reflected in the Company’s public disclosures.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit E and is incorporated herein by reference.

On May 20, 2024, the Company and Saltchuk issued a joint press release announcing entry into the Merger Agreement. A copy of the press release is attached hereto as Exhibit F and is incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by the following:

The description under Item 4 is incorporated herein by reference in its entirety.

Item 7.	Material to be Filed as Exhibits

A.	Joint Filing Agreement dated July 1, 2021, by and between the Reporting Persons (incorporated by reference to the Schedule 13D/A filed with the Securities and Exchange Commission on July 2, 2021)
E.	Agreement and Plan of Merger, dated May 19, 2024, by and among Saltchuk Resources, Inc., Seahawk MergeCo., Inc. and Overseas Shipholding Group, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Commission on May 20, 2024).
F.	Joint Press Release of Saltchuk Resources, Inc. and Overseas Shipholding Group, Inc., dated May 20, 2024 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer with the Commission on May 20, 2024).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2024

SALTCHUK RESOURCES, INC.

/s/ Jerald W. Richards
By:	Jerald W. Richards
Title:	Senior V.P. and CFO

SALTCHUK HOLDINGS, INC.

/s/ Jerald W. Richards
By:	Jerald W. Richards
Title:	Senior V.P. and CFO